Citi Banking, Capital Markets and Advisory | Global Communications Group


         May 19, 2022

         Securities and Exchange Commission
         100 F Street, N.E.
         Washington, D.C. 20549

                 Re: Registration Statement on Form S-4 (Registration No. 333-262047)

         To whom it may concern:

             Reference is made to the above-referenced registration statement
(the    Registration Statement   ) of B. Riley
         Principal 150 Merger Corp. (the    Issuer   ) under the Securities Act
of 1933, as amended (the    Securities Act   )
         with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more
         target companies (the    Transaction   ). The Registration Statement
has not yet been declared effective as of the date of this letter.

             This letter is to advise you that, effective as of May 19, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

             Therefore, we hereby advise you and the Issuer, pursuant to
Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or
         Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of
         Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                                   Sincerely,

                                                                   CITIGROUP
GLOBAL MARKETS INC.


                                                                   By:
________________________________
                                                                   Name: Ryan
Temming
                                                                   Title:
Managing Director



         cc: Daniel Shribman, Chief Executive Officer and Chief Financial Officer, B. Riley Principal 150 Merger Corp.
             Joel L. Rubinstein, White & Case LLP
             Elliot Smith, White & Case LLP
             Era Anagnosti, White & Case LLP
             Michael Blankenship, Winston & Strawn LLP